UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, June 6th8 2019

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report – Bond Issuance

Dear Chairman:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045 on Securities Market, and in General Rule No. 30, the undersigned, duly authorized, reports the following material fact regarding LATAM Airlines Group S.A. (the “Company”) and its public offering values:

On April 22, 2019, the Commission for the Financial Market (“CMF”) authorized the placement of up to UF 5,000,000 of the Series E Bonds in the Chilean market under the bond facility of 13 years registered in the Securities Registry of the CMF under the number No. 921 on November 26, 2018.

Fulfilling the objective of the placement, the Series E Bonds were placed today in the Santiago Stock Exchange through a Dutch Auction.

The Series E Bonds were placed for a total amount of UF 5,000,000, due on April 15, 2029 and at an annual rate of 2.73%.

The proceeds from the placement of the Series E will be used for the operation of the Company, and particularly to the refinancing of liabilities, capital expenditures and general corporate purposes, in approximately 50%, 30% and 20% respectively.

Finally, in accordance with the provisions of Circular No. 988 of your Commission, we inform you that at this moment it is not possible to quantify the effects that this operation will have on the Company's results.

Sincerely yours,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	Vice President of Legal Affairs